Exhibit 42

 September 11, 1998

 Dear [Shareholder Name],


      As the new Chairman and Chief Executive Officer of AMP, it is important to me that you understand AMP's Profit Improvement Plan and our overall approach to producing greater shareholder value than AlliedSignal's opportunistic offer in the near, mid and long-term. I am enclosing a copy of our new analyst presentation. We have made every effort to make it as informative as possible and I trust that you will find it valuable.

      The message is simple   WE BELIEVE THAT THE RISK REWARD PROSPECTS OF
 POSSIBLY RECEIVING $44.50 IN LATE 1999 ARE INFERIOR TO THE SIGNIFICANT
 UPSIDE INHERENT IN AMP'S PROFIT IMPROVEMENT PLAN.     Here's a brief
 explanation why:

  O AMP's Profit Improvement Plan is ahead of schedule, and expected to generate at least $2.30 EPS in 1999 and at least $3.00 EPS in 2000, yielding significantly more value than $44.50.

  O Substantial cost savings from AMP's Profit Improvement Plan will yield an expected $320 million by 2000, with $205 million in expected savings in 1999. These savings will come from four targeted areas, each led by an experienced executive with the responsibility of achieving a specified portion of those cost savings.

  O The multiples paid by Framatone in the recent Berg transaction confirm a significantly higher value for AMP than AlliedSignal's inadequate offer.

  O AMP's Profit Improvement Plan is based on cost savings -- so any upside sales potential is a bonus, with each 1% increase in sales yielding $0.05 EPS.

  O AMP is exploring ways to increase value further in the nearer term as a down payment on the benefits of our Profit Improvement Plan.

      I look forward to discussing with you over the next several weeks the details of our Profit Improvement Plan and our specific blueprint for its successful and rapid implementation.

 Sincerely,



 Robert Ripp



 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy
 J. Hiller (Assistant Manager, Shareholder Services) and Melissa E. Witsil (Communications Assistant). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation (''CSFB'') and Donaldson, Lufkin & Jenrette Securities Corporation (''DLJ'') to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a ''participant'' as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net ''long'' or net ''short'' position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 1, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 118,566 shares of AMP common stock.

 This letter contains certain "forward-looking" statements which AMP Incorporated ("AMP") believes are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offer and whose numbers will have been reduced as a result